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Stolt-Nielsen Limited




A subsidiary of           Aldwych House                   Tel:  +44 207 611 8960
Stolt-Nielsen S.A         71-91 Aldwych                   Fax:  +44 207 611 8965
                          London WC2B 4HN                 www.stolt-nielsen.com
                          England


NEWS RELEASE
                                               Contacts: Richard M. Lemanski
                                                         USA 1 203 625 3604
                                                         rlemanski@stolt.com

                                                         Valerie Lyon
                                                         UK 44 20 7611 8904
                                                         vlyon@stolt.com

                   STOLT-NIELSEN S.A. LOWERS EARNINGS GUIDANCE

London, England - September 26, 2002 - Stolt-Nielsen S.A. (Nasdaq: SNSA; Oslo Stock Exchange: SNI) announced that in light of today's announcement of lowered earnings guidance by its publicly-traded subsidiary, Stolt Offshore S.A. (Nasdaq: SOSA; Oslo Stock Exchange: STO), it is now anticipated that the 2002 full year earnings for Stolt-Nielsen S.A. will be between $0.30 and $0.50 per share before restructuring charges.

Stolt Offshore's lowered earnings guidance is due to three factors: operational problems mainly experienced on three projects, a timing delay on a major pipelay contract in Nigeria, and a weak Gulf of Mexico market.

The third quarter results in the Stolt-Nielsen Transportation Group Ltd. (SNTG) and Stolt Sea Farm Holdings plc (SSF) developed as anticipated. SNTG's third quarter results were on par with the second quarter. While SSF's third quarter results were up from the second quarter benefiting from the seasonal harvest of bluefin tuna, the business continued to be negatively impacted by weak prices for salmon.

In light of the poor results for SOSA, SOSA's Board of Directors agreed to accept an offer from SNSA to exchange $40 million of outstanding debt owed by SOSA to SNSA for 9.4 million SOSA Common shares at an exchange price of $4.25 per share. This will bring SNSA's ownership up to 63 percent.

Stolt-Nielsen S.A. is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through its parcel tanker, tank container, terminal, rail and barge services, provides integrated transportation for its customers. The Company also owns 63 percent of Stolt Offshore S.A. (Nasdaq: SOSA; Oslo Stock
Exchange: STO), which is a leading offshore contractor to the oil and gas industry. Stolt Offshore specializes in providing technologically sophisticated offshore and subsea engineering, flowline and pipeline lay, construction, inspection, and maintenance services. Stolt Sea Farm, wholly-owned by the Company, produces and markets high quality Atlantic salmon, salmon trout, turbot, halibut, sturgeon, caviar, bluefin tuna, and tilapia.


This news release contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Additional information concerning these factors is contained from time to time in the Company's U.S. SEC filings, including but not limited to the Company's report on Form 20-F for the year ended November 30, 2001. Copies of these filings may be obtained by contacting the Company or the U.S. SEC.



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